UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY A DIRECTOR OF SASOL

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited
Listings Requirements ("Listings Requirements"), Sasol hereby
announces that a director of Sasol has, in terms of the Sasol Long-
Term Incentive Plan ("the Plan"), sold and elected to retain Sasol
ordinary shares pursuant to the vesting of awards under the Plan.
The rules of the Plan are available on the Sasol website at
www.sasol.com.

Director	B Nqwababa
Company	Sasol Limited
Vesting date	12 March 2018
Date transaction effected	14 March 2018
Number of securities	13 777
Class of securities	Sasol ordinary shares
Nature of transaction	Sale of shares on-market
Volume weighted average price per share	R406.2568
Total value of transaction	R5 596 999.93
Nature and extent of director's interest	Direct beneficial
Clearance obtained	Yes

Director	B Nqwababa
Company	Sasol Limited
Vesting date	12 March 2018
Date transaction effected	14 March 2018
Number of securities	16 503
Class of securities	Sasol ordinary shares
Nature of transaction	Retention of vested shares off-market
Price per share	R418.87
Total value of transaction	R6 912 611.61
Nature and extent of director's interest	Direct beneficial
Clearance obtained	Yes

15 March 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 March 2018

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary